

January 23, 2008

Mr. Dennis J. Welhouse
Senior VP and CFO
Lexington Precision Corporation
800 Third Avenue, 15th Floor
New York, NY 10022

RE: **Form 8-K Item 4.01 filed January 17, 2008**
        File #0-3252

Dear Mr. Welhouse:

We have reviewed your filings and have the following comments. Where indicated, we think
you should revise your documents in response to these comments. If you disagree, we will
consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask
you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with
the applicable disclosure requirements and to enhance the overall disclosure in your filing. We
look forward to working with you in these respects. We welcome any questions you may have
about our comments or on any other aspect of our review. Feel free to call us at the telephone
number listed at the end of this letter.

1. You currently disclose there were no disagreements with your former accountant during
    the years ended December 31, 2006 and 2005 and for each of the quarterly periods in the
    nine months ended September 30, 2007. Please amend your Item 4.01 Form 8-K to
    disclose if there were any disagreements with the former accountant through the date of
    resignation, which appears to be October 9, 2007. See Item 304(a)(1)(iv) of Regulation
    S-K.

2. To the extent that you make changes to the Form 8-K to comply with our comments,
    please obtain and file an updated Exhibit 16 letter from the former accountants stating
    whether the accountant agrees with the statements made in your revised Form 8-K.

*****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the
filings reviewed by the staff to be certain that they have provided all information investors

require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3866.

Sincerely,

Jeffrey Gordon
Staff Accountant